Entry into Material Definitive Agreements

On April 28, 2010, China Technology Development Group Corporation (Nasdaq: CTDC) (the “Company”) entered into a cooperation framework agreement (the “Cooperation Agreement”) with Xintang Media Technology (Beijing) Limited (the “Xintang”), its stockholders (the “Stockholders”) and associated companies including Top Billion Holdings Ltd. (the “Top Billion”), Wealth Secure Ltd. (the “Wealth Secure”) and Profit Chance (Hong Kong) Ltd. (the “Profit Chance”), pursuant to which the Company wishes to acquire the entire equity interest in Xintang indirectly in consideration of (i) US$5 million in cash as advance payment (the “Cash Advance”); (ii) certain amount of shares of the Company’s common stock at a price US$3.01 per share (the “Consideration Shares”); and (iii) certain amount of warrants to purchase the Company’s common stock at an exercise price US$3.5 per share (the “Consideration Warrants”). The Cash Advance will be used to operate the Xinhua Multimedia project. The amount of the Consideration Shares and the Consideration Warrants to be issued is subject to valuation report on the fair value of equity interest in Xintang which will be performed by an international independent appraiser in the coming months.

Xintang is a Chinese company and conducts advertising and media business in China. On January 21, 2010, Xintang entered into a master agreement relating to cooperation on Xinhua Multimedia project with Xinhua News and Information Centre. Xinhua Multimedia project relates to a multimedia platform where Xinhua News Agency disseminates its news and information in various formats through flat-panel displays installed in government office buildings, elementary/high schools and public areas in major cities of China. On April 28, 2010, Xintang and Xinhua News and Information Centre, along with branches of Xinhua News Agency in eight Chinese provinces (the “Territory”), further entered into subsidiary agreements in relation to exclusive cooperation on the specific government network of Xinhua Multimedia. Pursuant to the master agreement and its subsidiary agreements, Xintang enjoys the exclusive right in the Territory to operate advertising network and other relevant value-added businesse using flat-panel displays installed in lobbies, offices, elevators and other public areas in governmental buildings. Xintang will be also responsible for investment into equipments, hardware and software required by the project.

On the same date, the Company entered into a subscription agreement (the “Subscription Agreement”) with China Wanhe Investment Limited (the “Subscriber”) in connection with a private placement transaction. Pursuant to the Subscription Agreement, the Subscriber agrees to subscribe and purchase 2,000,000 shares of the Company’s common stock, par value US$0.01 per share, at a price of US$3.01 per share (the “Subscription Shares”). The Subscription Shares will be issued and sold in the private placement in reliance upon applicable exemption from registration. The Subscription Shares have not been and will not be registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States without being registered with the Securities and Exchange Commission (“SEC”) or through an applicable exemption from SEC registration requirements. The placement is expected to be consummated within seven days following execution of the Subscription Agreement and the proceeds will be used to fund the investment into Xinhua Multimedia project.
The foregoing descriptions do not purport to be a complete description of the terms of the Cooperation Agreement and the Subscription Agreement. A translation version of the definitive agreements are attached as exhibits to this current report on Form 6-K.

Exhibit 10.1 – Translation of the Cooperation Agreement
Exhibit 10.2 – Translation of the Subscription Agreement

Forward-Looking Statement:
Certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. CTDC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.